UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under The Securities Exchange Act Of 1934

                              SPECTRASCIENCE, INC.
                                (Name of Issuer)

                     Common Stock, $.25 par value per share
                         (Title of Class of Securities)

                                   84760E-20-2
                                 (CUSIP number)

                                BRIAN T. MCMAHON
                              SPECTRASCIENCE, Inc.
                         3650 Annapolis Lane, Suite 101
                          Minneapolis, Minnesota 55407
                               Tel: (612) 509-9999
            (Name, Address, and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 APRIL 21, 1998
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)
                        --------------------------------

CUSIP No. 84760E-20-2               SCHEDULE 13D

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      DIK WESSELS
      0110-18 070 (CITIZEN OF THE NETHERLANDS)

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [ ]
      (b) [ ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS
      PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      THE NETHERLANDS

              NUMBER OF                 7      SOLE VOTING POWER
                SHARES                         96,333
             BENEFICIALLY               8      SHARED VOTING POWER
               OWNED BY                        280,333
                 EACH                   9      SOLE DISPOSITIVE POWER
              REPORTING                        96,333
                PERSON                 10      SHARED DISPOSITIVE POWER
                 WITH                          280,333
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      280,333

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      6.0%

14.   TYPE OF REPORTING PERSON
      IN

ITEM 1.  SECURITY AND ISSUER.

            This statement relates to the Common Stock, $.25 par value per share (the "Common Stock"), of SPECTRASCIENCE, Inc., a Minnesota corporation (the "Company"). The principal executive office of the Company is located at 3650 Annapolis Lane, Suite 101, Minneapolis, MN 55447-5434.

ITEM 2.  IDENTITY AND BACKGROUND.

            This statement is filed by Mr. Dik Wessels ("Wessels"), a citizen of The Netherlands. Wessels is a controlling shareholder of Reggeborgh Beheer BV, a company involved in real estate development and investments throughout the world, which headquarters is located at Postbox 319, 7460 AH Rijssen, The Netherlands. The address of Wessels is c/o Reggeborgh Beheer BV is Postbox 319, 7460 AH Rijssen, The Netherlands.

            During the last five years, Wessels has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Wessels has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            On February 3, 1992, Wessels acquired 920,000 shares of common stock of the Company, par value $.05 per share, at $1.00 per share and received a warrant for 920,000 shares. The funds for the $920,000 investment were personal funds. This share purchase represented a beneficial ownership of 18.1% of the outstanding capital stock of the Company. This was reported on Form 4 on March 3, 1992, due to the fact that the Managing Director of Reggeborgh Beheer BV was, and still is, on the Board of Directors of the Company and Wessels was, and still is, a controlling shareholder of Reggeborgh Beheer BV. Subsequently, the warrant expired unexercised and Wessels became the beneficial owner of 920,000 shares of common stock, par value $.05 per share.

            Wessels subsequently transferred ownership of the 920,000 shares of Common Stock to Reggeborgh Beheer BV in June 1992.

            The Company declared a one-for-five reverse split of its common stock effective June 30, 1994. As a result, the stated par value of the common stock was increased from $.05 to $.25 per share. Consequently, Wessels became the beneficial owner of 184,000 shares of common stock of the Company, par value $.25 per share ("Common Stock").

            Wessels participated in the Company's private placement of Series A Convertible Preferred Stock, par value $1.00 per share ("Preferred A"), at $3.00 per share, which closed on June 29, 1995. Preferred A shares were non-voting, did not yield dividends or interests, and were convertible into an equivalent number of shares of Common Stock after March 31, 1996. Investors also received a three-year warrant to buy one-third of a share of Common Stock for each share of Preferred A at an exercise price of $5.00 per share. Wessels purchased 100,000 shares of Preferred A and received a warrant for 33,333 shares of Common Stock ("Warrant"). The funds for the $300,000 investment were personal funds.

            Subsequent to the filing of a Registration Statement on Form S-3 (File No. 333-01149) with respect to 2,264,006 shares of Common Stock, which Registration Statement was declared effective on June 7, 1996, Wessels converted the 100,000 shares of Preferred A into Common Stock on July 9, 1996. As a result, Wessels became the beneficial owner of 317,333 shares of Common Stock (including 184,000 shares owned by Reggeborgh Beheer BV and 33,333 shares which may be acquired upon exercise of the Warrant) as of July 9, 1996, which represented a beneficial ownership of 8.8% of the total Common Stock outstanding.

            In March 1998, Wessels sold 25,000 shares of Common Stock in the open market.

            On April 8, 1998, Wessels exercised his Warrant with respect to 12,000 shares of Common Stock. The funds for the $60,000 investment were personal funds. All 12,000 shares of Common Stock were sold on the same day. On April 21, 1998, Wessels exercised his Warrant with respect to the remaining 21,333 shares of Common Stock. The funds for the $106,665 investment were personal funds. As a result, Wessels became the beneficial owner of 280,333 shares of Common Stock (including 184,000 shares owned by Reggeborgh Beheer BV) as of April 21, 1998, which represented a beneficial ownership of 6.0% of the total Common Stock outstanding as of such date.

ITEM 4.  PURPOSE OF TRANSACTION.

            The transactions described in Item 3, were consummated for investment purposes, prior to the expiration of the Warrant on June 29, 1998.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

(a) Wessels beneficially owns 280,333 shares of Common Stock, comprising 6.0% of the total number of shares of Common Stock outstanding as of April 21, 1998.

(b)   Number of shares as to which Wessels has:

      (i)    Sole power to vote or direct the vote:                       96,333

      (ii)   Shared power to vote or direct the vote:                    280,333

      (iii)  Sole power to dispose or direct the disposition of:          96,333

      (iv)   Shared power to dispose or direct the disposition of:       280,333

(c) Wessels sold 25,000 shares of Common Stock in the open market in March 1998 and exercised his Warrant to acquire 33,333 shares of Common Stock in April 1998 (as described in Item 3 above).

(d)   Not applicable.

(e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            The Managing Director of Reggeborgh Beheer BV, Mr. Henry Holterman, is on the Board of Directors of the Company and Wessels is a controlling shareholder of Reggeborgh Beheer BV.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

            None.

                               * * *

            This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

ITEM 8.  CERTIFICATION

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                                                 MAY 6, 1998
                                                 ---------------
                                                     Date

                                                 /S/ DIK WESSELS
                                                 ---------------
                                                   Signature

                                                 DIK WESSELS
                                                 ---------------
                                                     Name